

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

February 1, 2010

Mr. Jim McDevitt
Chief Financial Officer
Capital Growth Systems, Inc.
500 W. Madison Street, Suite 2060
Chicago, Illinois 60661

> **Re:** **Capital Growth Systems, Inc.**
> **Form 8-K filed June 8, 2009**
> **Amendment No. 1 to Form 8-K filed June 11, 2009**
> **Amendment No. 2 to Form 8-K filed January 28, 2010**
> **File No. 0-30831**

Dear Mr. McDevitt:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief